News Release 17-30

November 7, 2017

SSR MINING REPORTS THIRD QUARTER 2017 RESULTS

VANCOUVER, B.C. - SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) reports consolidated financial results for the third quarter ended September 30, 2017.

Paul Benson, President and CEO said, "Operationally this was a solid quarter as our portfolio generated cash from operations of over $30 million which, combined with the proceeds of a partial sale of our interest in Pretium, lifted our cash balance to $424 million. With strong performance through the first nine months, we remain on track to meet our corporate-level annual guidance. Through the quarter we hit milestones important for future growth with the release of the Seabee PEA, the commencement of the Marigold equipment replacement study and ongoing positive exploration results, all of which were highlighted at our inaugural investor day."

Third Quarter 2017 Highlights
(All figures are in U.S. dollars unless otherwise noted)

▪	Increased cash position: Quarter-end cash increased to $424.0 million, up $70.5 million over the previous quarter, marking this as the eighth consecutive quarter of increased cash.

▪	Solid operating cash flow: Cash generated by operating activities totaled $30.3 million for the quarter and $99.6 million year-to-date.

▪	Net Income: Attributable net income for the quarter was $1.1 million, or $0.01 per share, with adjusted net income totaling $4.4 million, or $0.04 per share.

▪
Delivered Seabee mine expansion plan: Seabee PEA evaluates sustained milling rate of 1,050 tonnes per day for a seven-year mine life with average 100,000 ounces of gold per year, a 29% increase from 2016 production, at lower cash costs over the period from 2018 to 2023.

▪
Strong operating performance at Seabee: Sustained daily throughput and recovery rates generated solid gold production, positioning Seabee to achieve previously improved annual production and cash costs guidance.

▪	Record quarterly material moved at Marigold: Mined over 20 million tonnes of material at $1.52 per tonne during the quarter with ore stacked increasing to over 7 million tonnes.

▪
Puna Operations exceeds expectations: The Pirquitas mill operated at a rate of approximately 5,000 tonnes per day, with higher than expected grades resulting in production of 1.5 million ounces of silver during the quarter and 5.0 million ounces year-to-date, surpassing

SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4

the lower end of annual production guidance. The operation is on track to achieve annual cash costs guidance.

Marigold mine, U.S.

	Three months ended
Operating data	September 30 2017	June 30 2017	March 31 2017	December 31 2016	September 30 2016
Total material mined (kt)	20,311	17,985	16,736	19,559	19,558
Waste removed (kt)	13,149	11,075	11,062	13,123	14,741
Total ore stacked (kt)	7,162	6,910	5,674	6,436	4,817
Strip ratio	1.8	1.6	1.9	2.0	3.1
Mining costs ($/t mined)	1.52	1.67	1.65	1.52	1.48
Gold stacked grade (g/t)	0.31	0.31	0.42	0.48	0.42
Processing costs ($/t processed)	0.89	0.82	0.89	0.80	0.95
Gold recovery (%)	72.0	73.0	74.0	75.0	71.0
General and admin costs ($/t processed)	0.40	0.42	0.52	0.46	0.56

Gold produced (oz)	38,699	55,558	55,215	59,945	47,456
Gold sold (oz)	38,818	57,426	52,528	61,308	47,278

Realized gold price ($/oz) (1)	1,270	1,265	1,214	1,247	1,330

Cash costs ($/oz) (1)	684	632	585	585	636
AISC ($/oz) (1)	979	833	799	835	1,139

Financial data ($000s)
Revenue	49,395	72,451	63,762	77,047	62,831
Income from mine operations	11,189	21,373	21,327	28,648	23,156
Capital expenditures	3,855	5,272	3,043	3,271	8,310
Capitalized stripping	6,056	4,350	6,745	10,171	13,787
Exploration expenditures (2)	1,130	1,538	1,024	1,276	1,145

(1)
We report the non-GAAP financial measures of realized gold prices, cash costs and all-in sustaining costs ("AISC") per payable ounce of gold sold to manage and evaluate operating performance at the Marigold mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income (loss), please refer to “Non-GAAP and Additional GAAP Financial Measures” in section 12 of our management's discussion and analysis of the financial position and results of operation for the three and nine months ended September 30, 2017 ("MD&A").

(2)	Includes capitalized and expensed exploration expenses.

Mine production

In the third quarter of 2017, the Marigold mine produced 38,699 ounces of gold, 30.3% less than the previous quarter due to lower grades of ore stacked as we began mining the upper benches of the current phase of the Mackay pit. Additionally, within these upper benches more clay ore was encountered than anticipated which negatively impacted the leaching cycle as the solution pumping rate was decreased to eliminate ponding in certain low permeability areas on the pads.

A quarterly record of 20.3 million tonnes of material was mined in the third quarter of 2017, 13% more than the second quarter of 2017, primarily due to planned shorter hauls for waste. Approximately 7.2 million tonnes of ore were delivered to the heap leach pads at an average gold grade of 0.31 g/

SSR Mining Inc.	PAGE 2

t. This compares to 6.9 million tonnes of ore delivered to the heap leach pads at a gold grade of 0.31 g/t in the second quarter of 2017. The strip ratio was 1.8:1 for the quarter, a 13% increase compared to the previous quarter.

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Cash costs, which include all costs of inventory, refining costs and royalties, of $684 per payable ounce of gold sold in the third quarter of 2017 was 8% higher than the previous quarter due to the higher cost per ounce placed on the leach pads as a result of continued lower grades mined. Total mining costs of $1.52 per tonne were 9% lower in the third quarter versus the second quarter due to more material mined as a result of shorter planned waste hauls and higher availability of loading equipment. Processing unit costs were 9% higher in the third quarter of 2017 than in the second quarter of 2017 due to increased reagent consumption as a result of increased barren solution flow and higher tonnes stacked. General and administrative unit costs were 5% lower in the third quarter of 2017 than in the second quarter due to the increase in tonnes stacked but were comparable on an absolute basis.

AISC of $979 per payable ounce of gold sold in the third quarter of 2017 increased from $833 in the second quarter of 2017 predominantly due to higher cash costs and higher capital expenditures, partially offset by lower exploration expenditures, over fewer ounces sold.

Mine sales

A total of 38,818 ounces of gold were sold at an average price of $1,270 per ounce during the third quarter of 2017, compared to 57,426 ounces of gold sold at comparable average price of $1,265 per ounce during the second quarter of 2017.

Exploration

Exploration activities continued with the objective of Mineral Reserve growth in proximity to, and within, existing open pits. During the third quarter of 2017, we completed 13,167 meters of drilling in 39 reverse circulation ("RC") holes at the Mackay Pit, East Basalt, Valmy, Red Dot and North Red Dot targets. Total RC drilling to the end of the third quarter amounts to 38,752 meters in 138 RC holes.

On September 5, 2017, we published exploration drill results for the period from April 1, 2017 to July 31, 2017. Since that period we have received further positive assay results that should contribute to Mineral Resource addition at Red Dot, including drillhole MRA6517, which intersected 47.2 meters at a grade of 0.79 g/t gold.

In the third quarter of 2017, we also received results that indicate a higher grade zone exists 200 meters west of our current Mineral Resource pit at Red Dot. At our North Red Dot target, drillhole MRA6512 intersected 50.3 meters at a grade of 0.95 g/t gold within an area currently modeled as narrow lower grade mineralization.

See in this news release Table 1 for selected exploration results, Table 3 for drill results and Table 4 for a list of all drillholes completed for the relevant period.

SSR Mining Inc.	PAGE 3

Seabee Gold Operation, Canada

	Three months ended
Operating data	September 30 2017	June 30 2017	March 31 2017	December 31 2016	September 30 2016
Total ore milled (t)	84,315	84,469	72,394	84,526	82,756
Ore milled per day (t/day)	916	928	804	919	900
Gold mill feed grade (g/t)	7.03	7.97	9.22	7.40	7.40
Mining costs ($/t mined)	74	60	68	62	58
Processing costs ($/t processed)	22	20	23	19	19
Gold recovery (%)	97.2	97.3	97.7	97.0	96.5
General and admin costs ($/t processed)	53	50	59	44	37

Gold produced (oz)	18,058	20,690	21,023	19,711	20,142
Gold sold (oz)	21,798	17,909	22,411	17,229	21,911

Realized gold price ($/oz) (1)	1,269	1,257	1,233	1,230	1,334

Cash costs ($/oz) (1, 3)	634	592	574	595	661
AISC ($/oz) (1, 3)	775	831	990	833	841

Financial data ($000s)
Revenue	27,652	22,502	27,609	21,175	29,214
Income from mine operations	3,643	4,083	4,995	2,864	4,126
Capital expenditures	799	711	4,760	1,010	579
Capitalized development	1,314	2,165	2,514	2,432	2,141
Exploration expenditures (2)	1,253	1,566	1,953	829	1,206

(1)
We report the non-GAAP financial measures of realized gold prices, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Seabee Gold Operation. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income (loss), please refer to “Non-GAAP and Additional GAAP Financial Measures” in section 12 of our MD&A.

(2)	Includes capitalized and expensed exploration expenses.

(3)
The non-GAAP financial measures of cash costs per payable ounce of gold sold and AISC per payable ounce of gold sold from the Seabee Gold Operation were adjusted to eliminate the adjustment of inventory to fair value as at the date of our acquisition of the Seabee Gold Operation.

Mine production

In the third quarter of 2017, the Seabee Gold Operation produced 18,058 ounces of gold, a strong result considering several operating interruptions.

During the third quarter, 84,315 tonnes of ore were milled at an average gold grade of 7.03 g/t. This compares to a total of 84,469 tonnes of ore at an average grade of 7.97 g/t in the second quarter. The Santoy mine supplied 85% of ore milled, predominantly from long hole stopes. Underground mining activities at Santoy experienced operating interruptions during the third quarter as a result of forest-fire-related power outages and smoke ingress.

SSR Mining Inc.	PAGE 4

The mill achieved an average throughput of 916 tonnes per day during the quarter, 1.3% lower than the previous quarter due to a combination of scheduled crusher maintenance activities and forest-fire-related power outages.

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Cash costs per payable ounce of gold sold, which include all costs of inventory, refining costs and royalties, were $634 in the third quarter of 2017, higher than the $592 in the second quarter of 2017. Costs per tonne mined were $74 in the third quarter of 2017, 23% higher than in the previous quarter due to the stronger Canadian dollar and less operating costs capitalized to underground development. Processing and general and administration unit costs were higher by 10% and 6%, respectively, in the third quarter of 2017 compared to the second quarter of 2017, mainly due to the stronger Canadian dollar. The mill feed grade was 12% lower in the current quarter than in the preceding period with lower production resulting in higher cash costs in the period.

AISC per payable ounce of gold sold were $775 in the third quarter of 2017, lower than the $831 in the second quarter of 2017, primarily due to a higher volume of ounces sold in the third quarter of 2017, but also due to lower underground capital development. Exploration spending in the period decreased due to lower planned drilling through the warmer months of the year.

Mine sales

A total of 21,798 ounces of gold were sold at an average price of $1,269 per ounce during the third quarter of 2017, higher than gold production as bullion inventory accumulated in the previous quarter was sold in the third quarter. Gold sales were 22% higher than the 17,909 ounces of gold sold at an average price of $1,257 per ounce in the second quarter of 2017.

Exploration

Mineral Resource conversion remained the main exploration objective in the third quarter of 2017. During the period, we completed 13,218 meters of underground drilling and 2,592 meters of surface drilling. Underground drilling was active at the Santoy and Seabee mines with the majority of expenditures at Santoy.

Drilling at Santoy Gap in the third quarter has yielded several intercepts that extend the limits of the Mineral Resources, including 2.4 meters at a grade of 14.77 g/t gold in drillhole SUG-17-050 and 1.3 meters at a grade of 14.39 g/t gold in drillhole SUG-17-047 within the Santoy Gap 9B vein. Similarly, step out drilling on the Santoy 8A vein returned 2.1 meters at a grade of 24.00 g/t gold in drillhole SUG-17-923. Drilling at the 8A target transects the Santoy 8A Footwall structural horizon and an intercept outside the Mineral Resource returned 2.5 meters at a grade of 17.31 g/t gold in drillhole JOY-17-770. One notable intercept was returned from the Gap Hanging Wall target including 2.2 meters at a grade of 9.91 g/t gold in the eastern sector, as reported in our news release dated September 5, 2017. Highlights of infill drilling are reported in Table 2 of this news release and drillhole collars are reported in Table 5 of this news release for the relevant period.

Greenfields exploration at the Seabee Gold Operation included the completion of a soils grid in the area of the Santoy mine. The results show the down-ice dispersion of anomalous gold values

SSR Mining Inc.	PAGE 5

associated with the Santoy shear zone. We have identified two additional anomalous areas for follow up.

At the Fisher property, where we have an option agreement with Eagle Plains Resources Ltd. to acquire up to an 80% interest on the adjacent 34,000 hectares south of the Santoy mine, we completed our field program of prospecting, mapping, a drone magnetic survey and geochemical surveying of soil and till. Prospecting results confirm two new gold showings 1.5 kilometers and 8.0 kilometers south of the Santoy mine. As previously reported, due to wildfire conditions in and around the Fisher project area, exploration activities were suspended in August 2017. Our first drill campaign is planned for the first quarter of 2018.

SSR Mining Inc.	PAGE 6

Puna Operations, Argentina (75% interest)
(Amounts presented on a 100% basis unless otherwise stated)

	Three months ended
Operating data	September 30 2017	June 30 2017	March 31 2017	December 31 2016	September 30 2016
Ore milled (kt)	461	446	449	476	455
Silver mill feed grade (g/t)	153	185	145	194	264
Processing costs ($/t milled)	11.92	12.94	13.66	14.17	14.78
Silver recovery (%)	67.8	73.5	72.6	74.5	79.0
General and admin costs ($/t milled)	4.81	5.00	5.22	6.19	5.84

Silver produced ('000 oz)	1,541	1,947	1,520	2,210	3,047
Silver produced (attributable) ('000 oz) (1)	1,156	1,777	1,520	2,210	3,047
Silver sold ('000 oz)	2,076	1,655	1,443	2,633	2,947
Silver sold (attributable) ('000 oz) (1)	1,557	1,473	1,443	2,633	2,947

Realized silver price ($/oz) (2)	16.77	17.31	17.35	17.14	19.64

Cash costs ($/oz) (2)	12.76	12.15	12.68	9.80	8.48
AISC ($/oz) (2)	13.56	12.78	14.82	11.47	9.87

Financial Data ($000s)
Revenue	28,958	22,029	26,534	29,095	51,336
Income (loss) from mine operations	7,690	4,006	13,767	(4,056)	31,908
Capital expenditures	1,006	420	2,261	3,467	3,158
Exploration expenditures (3)	—	—	—	11	7

(1)
Attributable production and sales figures for the third quarter of 2017 are on 75% attributable basis. Attributable production and sales figures for the second quarter of 2017 represent 100% for April and May 2017 and 75% for June 2017.

(2)
We report the non-GAAP financial measures of cash costs per payable ounce of silver sold, realized silver prices and AISC to manage and evaluate operating performance at Puna Operations. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income (loss), please refer to “Non-GAAP and Additional GAAP Financial Measures” in section 12 of our MD&A.

(3)	Does not include exploration or development of the Chinchillas project.

Mine production

During the first nine months of 2017, the operation produced a total of 5.0 million ounces of silver, surpassing the lower end of our 2017 production guidance as stockpile grades and metallurgical performance continued to exceed plan. In the third quarter of 2017, silver production from stockpiles totaled 1.5 million ounces. Attributable share of silver production in the third quarter was 1.2 million ounces.

Ore was milled at an average rate of 5,012 tonnes per day in the third quarter, similar to the previous quarter. Ore milled in the third quarter of 2017 contained an average silver grade of 153 g/t, 17% lower than the 185 g/t reported in the second quarter of 2017 as we continue to process lower grade stockpiles. The average silver recovery in the third quarter was 67.8%, lower than the previous quarter as expected due to planned lower silver mill feed grade.

Mine operating costs

Cash costs and AISC per payable ounce of silver sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

SSR Mining Inc.	PAGE 7

Cash costs, which include cost of inventory, treatment and refining costs and, if applicable, by-product credits, increased by 5% to $12.76 per payable ounce of silver sold in the third quarter of 2017 from $12.15 per payable ounce of silver sold in the second quarter of 2017, principally due to lower production resulting from lower silver grades of the stockpiled ore processed. In the third quarter of 2017, the stockpile inventory costs include approximately $5.20 per payable ounce of inventory costs that were previously incurred.

AISC of $13.56 per payable ounce of silver sold were 6% higher in the third quarter of 2017 than the $12.78 per payable ounce of silver sold in the second quarter of 2017 due to higher cash costs and higher sustaining capital expenditure per payable ounce of silver sold resulting from timing of maintenance activities.

Mine sales

We recognized sales of 2.1 million ounces of silver at an average price of $16.77 per ounce in the third quarter of 2017, higher than the 1.7 million ounces at an average price of $17.31 per ounce in the second quarter of 2017, as a result of sales of current period production and selling down inventory that accumulated during the previous quarter. Attributable sales were 1.6 million ounces of silver in the third quarter of 2017, marginally higher than the 1.5 million ounces in the previous quarter.

Chinchillas project, Argentina

Since the initiation of development activities in June 2017, project execution is well under way with purchase commitments made on critical long lead equipment including a geodesic stockpile cover, tailings and reclaim water pumps, piping, pre-fabricated electrical rooms and all mining and supporting mobile equipment.

Construction contracts have been issued for tender and, conditional upon receipts of permits, will be awarded in the fourth quarter of 2017. These contracts include concrete and earthworks and general electromechanical installation at Pirquitas, and infrastructure buildings at Chinchillas, including administration buildings, truck shop, diesel and explosives storage and distribution systems. The pre-stripping operations plan has been completed with detailed mine planning ongoing by the Puna Operations technical services team.

The project is awaiting environmental, operating and construction permit approvals, which are expected in the fourth quarter. Project planning and execution, based on such permit expectations, supports first ore feed to the Pirquitas mill in the second half of 2018.

SSR Mining Inc.	PAGE 8

Other Projects

SIB project, Canada

During the third quarter of 2017, we completed 9,336 meters of diamond drilling in 12 holes at the SIB exploration project located near the high-grade, past-producing Eskay Creek mine in northwest British Columbia. We hold a three-year option to acquire up to a 60% undivided interest in the project and have met the first year spending requirement of C$3.7 million.

The exploration target is precious metal enriched volcanogenic massive sulphides, and the SIB project boasts the only mineralization similar to Eskay Creek in the district. At the SIB project, previous work has defined a near surface zone of high grade gold-silver bearing massive sulphide mineralization. Our 2017 exploration program aims to identify extensions to this precious metal enriched massive sulphide zone. All the drillholes of the program encountered the targeted Salmon River formation geology over a strike length of at least 1,100 meters to a maximum depth of 700 meters below surface. Polymetallic vein sulphides over 10 meters and pyritic vein breccia has been intercepted in two holes in what are interpreted to be altered rocks footwall to the main targeted mafic to felsic volcanic contact. These zones of mineralization have returned weakly anomalous base and precious metal values. Analytical results are pending for seven of the twelve holes. Downhole geophysical surveys have been completed on all the drillholes.

Once all the assay results and geophysical interpretations have been received, we will review and determine our next steps for the project.

SSR Mining Inc.	PAGE 9

Outlook

This section of the news release provides management's production and cost estimates. See "Cautionary Note Regarding Forward-Looking Statements."
We expect our total production to be within our previously improved annual production guidance as a result of strong results at the Seabee Gold Operation and Puna Operations, offset by lower production results at the Marigold mine. Production guidance at Marigold has been reduced by 10,000 ounces and is now expected to be between 195,000 and 205,000 ounces of gold. This change reflects third quarter gold production, lower pumping rates to the leach pads in the third and fourth quarters due to higher clay content, and the subsequent fourth quarter incident at Marigold mine. Within the current phase of the Mackay pit, more ore tonnes and gold ounces have been encountered, however, the majority of these incremental tonnes have been of a clay nature. Blending of these clay ores with rock ores is required as they are loaded on the leach pads to improve permeability and rate of recovery and this has been and will be an increased focus for the operation through the fourth quarter. While these incremental tonnes and gold ounces encountered are longer term positive, these operating impacts have reduced near term production. Mining of higher clay ore is expected through to the end of the first quarter of 2018.
Due to positive cost performance at all three operations throughout the year and enhanced production results at both the Seabee Gold Operation and Puna Operations, we expect our corporate cash cost per payable ounce sold to remain within the previously reduced guidance range.
As previously disclosed, the Marigold mine was shut down due to an incident on October 31, which resulted in the fatality of two of our employees. The Mine Safety and Health Administration (“MSHA”) is conducting an investigation. MSHA has now removed restrictions allowing the restart of operations. After management site reviews, open pit operations have resumed and are in sequential ramp up as crews return to the mine and complete incident and operational briefings. Mine operations were fully or partially suspended for six days and the mine is expected to resume full operations over the next several days.

Revised Operating Guidance		Marigold mine	Seabee Gold Operation	Puna Operations (75% interest) (3)
Gold Production	oz	195,000 - 205,000	75,000 - 85,000	—
Silver Production	Moz	—	—	5.0 - 6.0
Cash Costs per Payable Ounce Sold (1)	$/oz	640 - 670	575 - 625	12.50 - 14.00
Capital Expenditures	$M	30	8	5
Capitalized Stripping / Capitalized Development	$M	20	11	—
Exploration Expenditures (2)	$M	5	5	—

(1)
We report the non-GAAP financial measure of cash costs per payable ounce of gold and silver sold to manage and evaluate operating performance at the Marigold mine, the Seabee Gold Operation and Puna Operations. See “Cautionary Note Regarding Non-GAAP Measures".

(2)	Includes capitalized and expensed exploration expenses.

(3)	Shown on a 100% basis.

SSR Mining Inc.	PAGE 10

Consolidated Financial Summary

Selected Financial Data (1)
	Three months ended September 30		Nine months ended September 30
	2017	2016	2017	2016
	$	$	$	$
Revenue	106,005	143,381	340,892	363,669
Income from mine operations	22,522	59,190	92,073	126,550
Operating income	10,393	50,248	81,395	89,099
Net income	1,821	38,042	54,616	52,825
Basic attributable income per share	0.01	0.32	0.45	0.54
Adjusted attributable income before tax (2)	4,252	45,168	42,738	83,996
Adjusted attributable net income (2)	4,387	37,214	37,212	69,405
Adjusted basic attributable income per share (2)	0.04	0.31	0.31	0.71
Cash generated by operating activities	30,292	53,066	99,550	96,554
Cash generated by (used in) investing activities	38,570	(10,581)	(5,861)	(19,222)
Cash generated by (used in) financing activities	1,774	2,599	2,659	(11,400)

Financial Position			September 30, 2017	December 31, 2016
Cash and cash equivalents			424,025	327,127
Marketable securities			109,721	148,944
Current assets (including cash and cash equivalents)			756,731	704,240
Current liabilities			72,654	144,306
Working capital (2)			684,077	559,934
Total assets			1,499,220	1,438,688

(1)	All values are presented in thousands of U.S. dollars, except per share amounts.

(2)
We report non-GAAP measures including adjusted attributable income before- and after-tax, adjusted basic attributable income per share attributable to our shareholders and working capital to manage and evaluate our operating performance. Please see "Cautionary Note Regarding Non-GAAP Measures".

Quarterly financial summary

As a result of lower sales and lower average prices for both gold and silver, consolidated quarterly revenue decreased by 26% relative to the comparative quarter. We sold 18% less payable ounces of gold from the Marigold mine compared to the same quarter of 2016 as Marigold production declined as expected due to lower grades of the pit phases mined through the third quarter of 2017. Seabee Gold Operation production was impacted by forest fires in the third quarter of 2017 which caused intermittent power and mine operations interruptions. Despite this, sales were unchanged compared to the same quarter of 2016 due to selling down of inventories. Due to the planned lower production from processing stockpiles at Puna Operations, 30% less ounces of silver were sold relative to the comparative period in 2016.

Income from mine operations in the third quarter of 2017 generated a gross margin of 21%, lower than the 41% margin in the third quarter of 2016. This was due to higher cost of sales at Puna Operations where we are processing stockpiles, and due to higher unit costs at both the Marigold

SSR Mining Inc.	PAGE 11

mine and the Seabee Gold Operation, as a result of lower grades and higher depreciation and depletion, respectively, in addition to lower realized prices per ounce of gold and silver sold. Net income for the third quarter of 2017 of $1.8 million was lower than the comparative quarter due to lower income from mine operations and higher general and administrative and exploration expenses.

Cash generated by operating activities decreased to $30.3 million compared to $53.1 million in the third quarter of 2016. Lower production at the Marigold mine and Puna Operations resulted in lower volumes of gold and silver sold at higher unit costs, which generated lower cash from operating activities. We generated $38.6 million from investing activities in the third quarter of 2017 compared to $10.6 million used in the third quarter of 2016, mainly due to the sale of common shares of Pretium Resources Inc. ("Pretium"). In the third quarter of 2017, our investment in property, plant and equipment was $16.2 million, compared to $28.0 million in the comparative quarter of 2016. The $11.8 million reduction was principally due to $7.7 million lower capitalized stripping at Marigold and $3.2 million lower investment in plant and equipment, partially offset by $0.8 million lower investment in underground development at the Seabee Gold Operation.

Year-to-date financial summary

The 6% decrease in revenue compared to the nine months of 2016 was due to 39% lower ounces of silver sold, as a result of planned processing of lower grade stockpiles at Puna Operations, at comparable realized prices, partially offset by a 20% increase in gold ounces sold, although at 2% lower prices. The increase in gold ounces sold was largely due to sales from the Seabee Gold Operation, which we acquired in May 2016.

Income from mine operations in the nine months ended September 30, 2017, generated a gross margin of 27%, lower than the 35% margin in the nine months ended September 30, 2016, as lower precious metals prices, lower sales of silver, and higher cost of sales at the Marigold mine were only partially offset by lower cost of sales at Puna Operations and the addition of the Seabee Gold Operation. In the nine months ended September 30, 2017, the resolution of our export duty claim in Argentina resulted in a $4.3 million reduction to cost of sales. Net income for the first nine months of 2017 was also positively impacted by an impairment reversal of the Pirquitas plant of $24.4 million resulting from its operating life extension following the formation of Puna Operations.

Cash generated by operating activities was $99.6 million, compared to $96.6 million in the nine months ended September 30, 2016. Higher volumes of gold sold, albeit at slightly higher unit costs, generated higher cash from operating activities before interest and taxes. In the nine months ended September 30, 2017, we paid $12.6 million of principal and interest under the terms of the tax moratorium system in Argentina into which we entered on March 31, 2017. We used $5.9 million in investing activities in the nine months ended September 30, 2017, compared to $19.2 million in the comparative period of 2016. This was mainly due to the proceeds of $54.2 million from disposal of a portion of our common shares of Pretium, which was offset by the Chinchillas project option exercise payment of $13.0 million in the current period compared to the receipt of $16.9 million of cash as part of the acquisition of the Seabee Gold Operation in the prior period. Investment in plant and equipment was lower by $6.4 million and we invested less in capitalized stripping at the Marigold mine by $5.3 million but more in underground development at the Seabee Gold Operation by $3.1 million in the year to date than in the comparative period of 2016. In the nine months ended September 30, 2016, we also repaid $17.6 million of bank loans.

SSR Mining Inc.	PAGE 12

Corporate summary

Effective August 1, 2017, we changed our name to SSR Mining Inc. from Silver Standard Resources Inc. to better reflect our business focus as a precious metals producer.

On September 7, 2017, we reported positive results of a Preliminary Economic Assessment ("PEA") for the Seabee Gold Operation which provides a mine expansion scenario. The PEA contemplates near-term production growth, extends production to 2024, expands operating margins and improves processing plant performance while requiring low capital investment. We filed a technical report titled “NI 43-101 Technical Report for the Seabee Gold Operation, Saskatchewan, Canada” in support of the PEA, which is available on SEDAR at www.sedar.com and on our website. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

In the third quarter of 2017, we sold 6.4 million common shares of Pretium, realizing pre-tax cash proceeds of C$67.5 million. Subsequent to the quarter end, we sold an additional 1.5 million Pretium shares, realizing pre-tax cash proceeds of C$17.8 million. We currently hold 9.04 million common shares, representing approximately 4.99% of Pretium.

SSR Mining Inc.	PAGE 13

Third Quarter 2017 Selected Drill Results

Table 1. Third Quarter 2017 Selected Drill Results at the Marigold mine, Nevada, U.S.

Hole ID	UTM-N (Nad27 Zone11)	UTM-E (Nad27 Zone11)	Elevation (masl)	From (meters)	To (meters)	Width (meters)	Gold Grade (g/ tonne)	Area
MRA6512	4508157	484800	1579	301.8	352.0	50.3	0.95	North Red Dot
including				306.4	313.9	7.6	3.63	North Red Dot
MRA6517	4507274	485067	1604	269.7	317.0	47.2	0.79	Red Dot

Note: See Table 3 and Table 4 in this news release for a list of all drillholes completed for the period from August 1, 2017 to September 30, 2017.

Table 2. Third Quarter 2017 Selected Drill Results at the Seabee Gold Operation, Saskatchewan, Canada.

Hole ID	From (meters)	To (meters)	Mine E (midpoint)[1]	Mine N (midpoint)[1]	Elevation (midpoint)[1]	Gold Grade (g/ tonne) [2]	Ture Width (meters)	Area
SUG-17-046	188.4	191.0	3620.4	4982.4	-421.5	21.66	1.21	9C
SUG-17-048	185.0	196.6	3627.0	4969.4	-417.9	3.47	6.09	9A
SUG-17-049	142.9	148.4	3673.7	4992.2	-433.1	5.94	3.47	9C
SUG-17-050	132.5	136.0	3692.5	4997.4	-444.9	8.15	2.58	9C
SUG-17-052	229.1	231.0	3612.9	4921.1	-378.3	27.28	0.84	9A
SUG-17-922	317.4	320.7	4541.2	5181.4	-479.5	6.67	2.41	8A
SUG-17-923	468.4	473.3	4525.0	5325.2	-605.9	24.00	2.14	8A

Notes: Drillholes presented in this table have gram-meter value greater than 15. See Table 5 in this news release for a list of all drillholes completed for the period from August 1, 2017 to September 30, 2017.
1 Midpoints of the intercept determined where mineralized structure intersected.
2 Gold values cut to 75 g/t.

Sampling and Analytical Procedures

All drill samples in respect of the Marigold mine drilling program are sent for processing and analysis to the offices of American Assay Laboratories, Inc. ("AAL") in Sparks, Nevada which is an ISO 17025 accredited laboratory independent from SSR Mining. Fire assay is completed on a 30-gram sample (AAL method code FA-PB30-ICP) with an Inductively Coupled Plasma ("ICP") finish after a two acid digestion.  Samples with assay results greater than 10 g/t gold are fire assayed on a 30-gram sample (AAL method code Grav Au30) with a gravimetric finish. We employ a rigorous Quality Assurance/Quality Control ("QA/QC") program, which includes real-time assay

SSR Mining Inc.	PAGE 14

quality monitoring through the regular insertion of blanks, duplicates, and certified reference material, as well as reviewing laboratory-provided QA/QC data.

All drill samples in respect of the Seabee Gold Operation drilling program are assayed by our onsite non-accredited assay laboratory, which is not independent from SSR Mining. Duplicate check assays are conducted at site as well as at TSL Laboratories Inc. in Saskatoon, Saskatchewan, which is independent from SSR Mining. Results of the spot checks were consistent with those reported. Sampling interval is established by minimum or maximum sampling lengths and geological and/or structural criteria. Two hundred gram samples are pulverized until greater than 80 percent passes through 150 mesh screen. Thirty-gram pulp samples are then analyzed for gold by fire assay with gravimetric finish (0.01 grams per tonne detection limit).

Qualified Persons
The scientific and technical information contained in this news release relating to the Marigold mine has been reviewed and approved by Thomas Rice and James N. Carver, each of whom is a SME Registered Member and a Qualified Person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Rice is our Technical Services Manager and Mr. Carver is our Chief Geologist at the Marigold mine. The scientific and technical data contained in this news release relating to the Seabee Gold Operation has been reviewed and approved by Cameron Chapman, P.Eng., and Jeffrey Kulas, P. Geo., each of whom is a Qualified Person under NI 43-101. Mr. Chapman is our General Manager and Mr. Kulas is our Manager Geology, Mining Operations at the Seabee Gold Operation. The scientific and technical information contained in this news release relating to Puna Operations has been reviewed and approved by Bruce Butcher, P.Eng., and F. Carl Edmunds, P. Geo., each of whom is a Qualified Person under NI 43-101. Mr. Butcher is our Director, Mine Planning and Mr. Edmunds is our Chief Geologist.

SSR Mining Inc.	PAGE 15

Management Discussion & Analysis and Conference Call

This news release should be read in conjunction with our unaudited condensed consolidated interim financial statements and our MD&A as filed with the Canadian Securities Administrators and available at www.sedar.com or our website at www.ssrmining.com.

▪	Conference call and webcast: Wednesday, November 8, 2017, at 11:00 a.m. EST.

Toll-free in U.S. and Canada:	+1 (800) 319-4610
All other callers:	+1 (416) 915-3239
Webcast:	http://ir.ssrmining.com/investors/events

▪	The conference call will be archived and available on our website.
Audio replay will be available for two weeks by calling:

Toll-free in U.S. and Canada:	+1 (855) 669-9658, replay code 1719
All other callers:	+1 (412) 317-0088, replay code 1719

About SSR Mining

SSR Mining, formerly Silver Standard Resources Inc., is a Canadian-based precious metals producer with three operations, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the 75%-owned and operated Puna Operations joint venture in Jujuy, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: SSR Mining Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
SSR Mining Inc.
Vancouver, BC
Toll free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@ssrmining.com

To receive SSR Mining’s news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.

SSR Mining Inc.	PAGE 16

Table 3. Drill Results at the Marigold mine, Nevada, U.S for the Period from August 1, 2017 to September 30, 2017.

Hole ID	From (meters)	To (meters)	Width (meters)	Gold Grade (g/tonne)	Area
MR6496	173.7	259.1	85.3	0.28	Valmy
(including)	196.6	204.2	7.6	1.16
MRA6508	303.3	342.9	39.6	0.71	Mackay Pit
(including)	303.3	307.8	4.6	3.86
MRA6510	374.9	408.4	33.5	0.64	North Red Dot
(including)	405.4	408.4	3.0	5.75
MRA6512	301.8	352.0	50.3	0.95	North Red Dot
(including)	306.3	313.9	7.6	3.63
(including)	339.9	342.9	3.0	1.17
MR6515	172.2	210.3	38.1	0.71	Valmy
(including)	172.2	178.3	6.1	1.38
(including)	192.0	204.2	12.2	1.11
and	231.6	268.2	36.6	0.70
(including)	253.0	262.1	9.1	1.92
MR6517	269.7	317.0	47.2	0.79	Mackay Pit
(including)	274.3	281.9	7.6	3.26
MRA6523	262.1	283.5	21.3	1.85	Mackay Pit
(including)	263.7	278.9	15.2	2.51
MRA6526	243.8	259.1	15.2	1.55	Mackay Pit
(including)	245.4	256.0	10.7	2.07
MR6540	195.1	216.4	21.3	1.49	Valmy
(including)	195.1	204.2	9.1	2.97

Notes: Width in meters represents downhole intersected length, which may or may not be a true thickness of the mineralization. Drillholes presented in this table have gram-meter value greater than 20. The drillhole collars table (see Table 4) provides information if the drillhole has a Mineral Resource intercept of six meters at 0.3 g/t gold. “Width” may not equal the difference between “From” and “To” due to rounding.

SSR Mining Inc.	PAGE 17

Table 4. Drillhole collars from the exploration drill programs at the Marigold mine, Nevada, U.S.
for the Period from August 1, 2017 to September 30, 2017.

HOLE ID	UTM-N (Nad27 Zone11)	UTM-E (Nad27 Zone11)	Elevation (masl)	Azimuth (deg.)	Dip (deg.)	Length (meters)	Area
MR6496	4504346	487089	1926	120	-89	367	Valmy
MRA6508	4507547	485065	1590	84	-69	343	Mackay Pit
MRA6509	4508072	484747	1586	87	-70	428	North Red Dot
MRA6510	4508035	484765	1589	90	-75	428	North Red Dot
MRA6511	4508127	484793	1580	90	-74	428	North Red Dot
MRA6512	4508157	484800	1579	91	-74	428	North Red Dot
MR6514	4504347	487140	1924	225	-90	396	Valmy
MR6515	4504348	487116	1925	127	-89	379	Valmy
MR6516	4504316	487085	1940	346	-90	386	Valmy
MR6517	4507274	485067	1604	64	-89	392	Mackay Pit
MRA6518	4508096	484835	1580	97	-75	367	North Red Dot
MRA6519	4503531	487799	2117	307	-71	274	Hollow Point
MRA6520	4503399	487444	2060	132	-70	386	Hollow Point
MRA6521	4503730	487774	2086	268	-51	221	Hollow Point
MRA6522	4503677	487777	2095	269	-49	325	Hollow Point
MRA6523	4507249	485061	1604	88	-56	383	Mackay Pit
MRA6524	4503799	487737	2075	265	-51	171	Hollow Point
MRA6525	4507274	485067	1604	86	-76	386	Mackay Pit
MRA6526	4507274	485068	1604	89	-51	367	Mackay Pit
MRA6529	4503674	487710	2093	269	-49	305	Hollow Point
MRA6530	4503585	487288	2030	270	-65	264	Hollow Point
MRA6532	4503312	487288	2048	265	-66	270	Hollow Point
MR6534	4504744	487111	1852	100	-89	215	Valmy
MRA6536	4507089	485327	1455	89	-54	123	Mackay Pit
MRA6537	4507029	485282	1455	90	-45	123	Mackay Pit
MR6539	4504861	487200	1859	220	-89	245	Valmy
MR6540	4504350	487233	1902	302	-90	322	Valmy

Note: The numerical gaps in the drillhole sequence result from drillholes reported previously or drillholes expected to be drilled in later 2017.

SSR Mining Inc.	PAGE 18

Table 5. Drill Results at the Seabee Gold Operation, Saskatchewan, Canada for the Period from August 1, 2017 to September 30, 2017.

Hole ID	From (meters)	To (meters)	Mine E (midpoint)[1]	Mine N (midpoint)[1]	Elevation (midpoint)[1]	Gold Grade (g/t)[2]	True Width (meters)	Zone
SUG-17-043	150.8	155.6	3663.2	5003.4	-449.3	1.10	3.01	9C
	161.4	162.5	3656.7	4999.0	-453.0	0.67	0.69	9B
SUG-17-044	146	148.2	3672.9	5009.1	-457.6	0.35	1.47	9C
	152.3	157.8	3667.3	5005.1	-461.6	0.67	3.68	9B
SUG-17-045	138.3	141.9	3685.5	5012.8	-464.0	0.01	2.61	9C
	144.9	147.9	3681.4	5009.6	-467.5	0.18	2.17	9B
	159	161.9	3672.2	5002.3	-475.3	0.05	2.09	9A
SUG-17-046	188.4	191	3620.4	4982.4	-421.5	21.66	1.21	9C
	198.2	201	3612.1	4977.4	-423.5	3.56	1.30	9B
SUG-17-047	216.8	220.7	3592.1	4968.0	-406.9	3.54	1.58	9C
	258.7	262	3556.5	4947.2	-412.0	14.39	1.31	9B
SUG-17-048	171.8	172.8	3641.7	4980.1	-414.5	0.01	0.52	9C
	171.8	172.8	3633.4	4974.1	-416.5	1.63	2.31	9B
	185.0	196.6	3627.0	4969.4	-417.9	3.47	6.09	9A
SUG-17-049	142.9	148.4	3673.7	4992.2	-433.1	5.94	3.47	9C
	153.1	155.5	3667.4	4986.9	-435.9	0.05	1.50	9B
SUG-17-050	132.5	136	3692.5	4997.4	-444.9	8.15	2.58	9C
	144.7	148	3685.0	4989.7	-450.4	14.77	2.43	9B
SUG-17-051	184	187	3638.3	4959.4	-391.7	0.05	1.40	9C
	202.5	203.3	3625.0	4948.2	-392.9	2.50	0.37	9B
SUG-17-052	183.8	189	3645.4	4950.3	-377.9	0.05	2.31	9C
	220.5	221.8	3619.6	4927.1	-378.2	0.03	0.58	9B
	229.1	231	3612.9	4921.1	-378.3	27.28	0.84	9A
SUG-17-053	205.5	209.1	3631.3	4936.5	-362.2	0.11	1.66	9C
	263.3	266.6	3588.9	4897.6	-359.8	0.60	1.51	9A
SUG-17-054	229.1	238.1	3573.0	5033.1	-485.1	0.01	3.89	9C
	280.6	281.7	3531.9	5023.0	-506.7	0.01	0.48	9A
SUG-17-302	340.8	351.6	4149.6	5269.2	-365.2	0.01	5.58	Gap HW
JOY-17-769	223.7	226.2	4776.9	5190.2	-184.8	4.36	2.46	Gap HW
	413.3	416.8	4763.7	5070.0	-331.3	4.18	3.43	8A
	422.2	427	4762.7	5063.8	-338.5	0.07	4.70	8A Footwall
JOY-17-770	411.5	414.6	4761.5	5048.3	-310.4	0.61	3.02	8A
	418.9	421.5	4760.5	5043.3	-315.4	17.31	2.54	8A Footwall
JOY-17-771	411	417.9	4774.4	5047.5	-312	3.89	6.83	8A
	420.9	424.7	4774.0	5041.5	-317.8	0.25	3.76	8A Footwall
SUG-17-920	286.6	291.3	4558.6	5154.7	-448.7	0.14	5.83	8A
	304.8	307	4560.6	5152.4	-465.4	2.23	1.36	8A Footwall
SUG-17-921	380.3	390	4603.9	5244.8	-532.5	0.14	5.83	8A
SUG-17-922	317.4	320.7	4541.2	5181.4	-479.5	6.67	2.41	8A
	327.7	330	4541.8	5181.1	-489.3	0.01	1.68	8A Footwall
SUG-17-923	468.4	473.3	4525.0	5325.2	-605.9	24.00	2.14	8A
Notes:
1 Midpoints of the intercept determined where mineralized structure intersected.
2 Gold values cut to 75 g/t.

SSR Mining Inc.	PAGE 19

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of gold, silver and other metals; future costs of inventory, and cash costs, total costs and AISC per payable ounce of gold, silver and other metals sold; expected achievement of our annual production and cash costs guidance; expected exploration and development expenditures; the prices of gold, silver and other metals; expansion of the Seabee Gold Operation based on the results of the PEA; the PEA representing production growth, improved margins and processing plant performance and low capital investment; timing, amount and duration of future production of gold under the PEA; our ability to discover new areas of mineralization, to expand Mineral Reserves and to convert Mineral Resources into Mineral Reserves; the timing of awarding construction contracts for the Chinchillas project’s supporting infrastructure; the timing of receipt of permits for construction at the Chinchillas project; expected timing of construction of and ore delivery from the Chinchillas project; the timing of commencement of drilling at the Fisher project; the expected duration of mining of higher clay ore at the Mackay pit; the effects of laws, regulations and government policies affecting our operations or potential future operations; our exposure to fluctuations in ARS and interest rates on the liability under the tax moratorium; the expected devaluation of the Argentine peso; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for gold, silver and other metals produced by us; timing of production and the cash costs and total costs of production at the Marigold mine, the Seabee Gold Operation and Puna Operations; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, Puna Operations and our projects; our ability to replace Mineral Reserves; our ability to obtain necessary permits for the Chinchillas project; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency and interest rate fluctuations; the possibility of future losses; general economic conditions; fully realizing the value of our shareholdings in Pretium and our other marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; potential labour unrest, including labour actions by our unionized employees at Puna Operations; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; failure to effectively manage our tailings facilities; social and economic changes following closure of a mine may lead to adverse impacts and unrest; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; assessments by taxation authorities in multiple jurisdictions; recoverability of VAT and significant delays in the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change, including extreme weather conditions; fully realizing our interest in deferred consideration received in connection with recent divestitures; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; an event of default under our convertible notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured

SSR Mining Inc.	PAGE 20

revolving credit facility; conflicts of interest that could arise from certain of our directors’ and officers’ involvement with other natural resource companies; information systems security threats; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (“SEC”).

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Marigold mine, the Seabee Gold Operation and Puna Operations, the factors identified in the PEA which may affect the Mineral Resource estimate, the Mineral Reserve estimate and the economic analysis under the PEA, the capital and operating cost assumptions identified in the PEA, dilution and mining recovery assumptions, assumptions regarding stockpiles, the success of mining, processing, exploration and development activities, the accuracy of geological, mining and metallurgical estimates, no significant unanticipated operational or technical difficulties, maintaining good relations with the communities surrounding the Marigold mine, the Seabee Gold Operation and Puna Operations, no significant events or changes relating to regulatory, environmental, health and safety matters, certain tax matters and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices, foreign exchange rates and inflation rates). You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including cash costs, total costs and AISC per payable ounce of precious metals sold, realized metal prices, adjusted attributable income (loss) before tax, adjusted attributable income tax (expense), adjusted net income (loss), adjusted attributable basic earnings (loss) per share and working capital. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures reported by other companies. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our

SSR Mining Inc.	PAGE 21

performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements. Readers should refer to “Non-GAAP and Additional GAAP Financial Measures” in section 12 of our MD&A, available under our corporate profile at www.sedar.com or on our website at www.ssrmining.com, for a more detailed discussion of how we calculate such measures and for a reconciliation of such measures to IFRS terms.

SSR Mining Inc.	PAGE 22